UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2016
OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________ to _____________.

Commission File Number: 1-9065

ECOLOGY AND ENVIRONMENT, INC. 401(K) PLAN
(Full title of the plan)

ECOLOGY AND ENVIRONMENT, INC.
(Name of issuer of the securities held pursuant to the Plan)

368 Pleasant View Drive, Lancaster, New York 14086
(Address of principal executive office)

REQUIRED INFORMATION

Item 1.	Not applicable.

Item 2.	Not applicable

Item 3.	Not applicable

Item 4.	Financial Statements of the Plan

The Financial Statements of the Ecology and Environment, Inc. 401(k) Plan (the Plan) for the fiscal years ended December 31, 2016 and 2015, together with the report of the Plan’s Independent Registered Public Accounting Firm, are included in this Annual Report on Form 11-K, and are by specific reference incorporated herein and filed as a part hereof. The Financial Statements are presented in lieu of the financial statements required by Items 1, 2 and 3 of Form 11-K. The Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA).

Exhibits:

Exhibit Number	Description of Exhibit

23.1	Consent of Freed Maxick CPAs, P.C., Independent Registered Public Accounting Firm

Ecology and Environment, Inc.
401(k) Plan
Financial Statements and Supplemental Schedule

ECOLOGY AND ENVIRONMENT, INC.
401(k) PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

DECEMBER 31, 2016 AND 2015

Ecology and Environment, Inc. 401(k) Plan Financial Statements and Supplemental Schedule

Ecology and Environment, Inc. 401(k) Plan Financial Statements and Supplemental Schedule

Report of Independent Registered Public Accounting Firm

The 401(k) Plan Committee
Ecology and Environment, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Ecology and Environment, Inc. 401(k) Plan (the Plan) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule, Schedule H, Line 4i – Schedule of Assets Held at End of Year as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated in all material respects in relation to the financial statements as a whole.

Freed Maxick CPAs, P.C.

Buffalo, NY
June 26, 2017

Ecology and Environment, Inc. 401(k) Plan Financial Statements and Supplemental Schedule

Statements of Net Assets Available for Benefits

	Balance at December 31,
	2016	2015

Assets:
Investments, at fair value (Note 5)	$44,530,752	$41,536,254
Transfer receivable from other plans	5,921,643	---
Notes receivable from participants	292,831	269,001
Total assets	50,745,226	41,805,255

Liabilities:
Excess contributions payable	42,116	---

Net assets available for benefits	$50,703,110	$41,805,255

The accompanying notes are an integral part of these financial statements.

Ecology and Environment, Inc. 401(k) Plan Financial Statements and Supplemental Schedule

Statement of Changes in Net Assets Available for Benefits

Plan Year Ended December 31, 2016

Additions to net assets attributed to:
Interest	$725,180
Dividends	971,718
Net appreciation in fair value of investments	1,438,658
Cash contributions:
Participants	2,592,800
Rollovers	59,688
Total additions to net assets	5,788,044

Deductions from net assets attributed to:
Benefits paid to participants	2,809,068
Administrative expenses	2,764
Total deductions from net assets	2,811,832

Net increase in net assets available for benefits	2,976,212

Transfer in from other plans	5,921,643

Net assets available for benefits, beginning of year	41,805,255

Net assets available for benefits, end of year	$50,703,110

The accompanying notes are an integral part of these financial statements.

Ecology and Environment, Inc. 401(k) Plan Financial Statements and Supplemental Schedule

Notes to Financial Statements

1.	Description of the Plan

The following description of the Ecology & Environment, Inc. 401(k) Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan’s Adoption Agreement (as amended, the “Plan Document”) for a more comprehensive description of the Plan’s provisions.

General

The Plan was established January 1, 1994 as a defined-contribution plan to cover all eligible employees of Ecology and Environment, Inc. (the “Company”).  All employees age twenty-one or older are eligible to participate in the Plan during the month following their date of hire.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).  The Ecology and Environment 401(k) Plan Committee (the “401(k) Plan Committee”) is responsible for oversight of the Plan, determining the appropriateness of the Plan’s investment offerings, monitoring investment performance and reporting to the Company’s Board of Directors.

Walsh Environmental Scientist and Engineers, LLC (“Walsh”) was fully acquired by the Company in 2014. Effective February 1, 2016, the Plan was amended to allow the former Walsh employees to participate in the Plan.  Effective December 30, 2016, Walsh’s 401(k) Plan net assets were merged into the Plan. The total fair market value of the net assets merged and transferred into the Plan was $5,921,643.

Plan Administration

The Company is the Administrator of the Plan.  Great-West Trust Company, LLC (“Great-West”; formerly Putnam Fiduciary Trust Company) is the Trustee of the Plan and serves as the Custodian of Plan assets.  Empower Retirement is the Record-keeper of the Plan.

Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements.  The remaining expenses are paid for by the Plan’s participants.

Voluntary Correction Plan

During calendar year 2015, the Company discovered an operational error related to certain employees of a subsidiary of the Company who became employees of the Company during calendar year 2015.  Although the employees completed appropriate administrative forms and began participation in August 2015, the Plan’s Adoption Agreement in effect at that time specifically excluded these former subsidiary employees from participation.  An amended Plan Adoption Agreement was consummated in February 2016 to include these employees.

In May 2016, the Company filed a Voluntary Correction Program (the “VCP”) with the Internal Revenue Service (the “IRS”) to report this operational error.  In July 2016, the Company received a compliance statement from the IRS that indicates the IRS’s agreement that the corrective methods and revised administrative procedures described in the VCP are acceptable.

Contributions

All contributions to the Plan are cash contributions, and all investments of the Plan are participant directed.  Participants may elect to make voluntary contributions subject to the limitations of the Internal Revenue Code (the “IRC”).  Upon enrollment in the Plan, a participant may direct, in at least 10 percent increments in each option selected, his or her contributions in any combination of the various investment options and a self-directed brokerage access account.  The Plan allows Roth 401(k) contributions from participants.  Participants who were 50 years of age or older during the Plan year are allowed to contribute catch-up contributions.

Ecology and Environment, Inc. 401(k) Plan Financial Statements and Supplemental Schedule

Participant Accounts

Each participant’s account is credited with the participant’s contribution and the Plan’s earnings, and charged with an allocation of administrative expenses paid by the Plan.  Allocations of administrative expenses are based on participant account balances, as defined in the Plan Document.  The benefit to which a participant is entitled is the participant’s vested account balance.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon.  There is no partial vesting.

Payment of Benefits

Participants may withdraw all or a portion of their vested account balance at any time upon hardship or after the attainment of age 59½.  Participants must begin to receive benefits no later than the April 1st following the calendar year in which the participant attains 70½ or terminates employment, whichever is later.

Upon termination, if a participant’s vested account balance is $1,000 or less, the participant will automatically receive a lump sum distribution as soon as feasible.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right to discontinue and terminate the Plan at any time, subject to the provisions of ERISA.

2.	Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared by the Company in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Investments and Related Transactions

Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transfer between market participants at the measurement date.  The Plan’s assets include an investment in the common stock of the Company through a unitized stock fund, which includes a money market fund for liquidity purposes, and through the brokerage access account.  The 401(k) Plan Committee determines the Plan’s valuation policies utilizing information provided by investment advisers and the Trustee.  Refer to Note 5 for additional disclosures regarding fair value measurements.

The Plan’s net appreciation in fair value of investments includes both realized gains and losses and unrealized appreciation (depreciation) on investments bought and sold as well as held during the year.  Interest and dividend income is recognized as earned on the accrual basis.  Dividends are recorded on the ex-dividend date.  Investment transactions are accounted for on a trade date basis.

Notes Receivable from Participants

Participants may borrow from their account a minimum of $1,000 with a maximum equal to the lesser of $50,000 or 50% of their vested account balance.  Note terms range from one to five years or a reasonable period of time determined when the note is made for the purchase of a primary residence.  The notes are collateralized by the balance in the participant’s account.  The interest rate is the Prime Rate published by the Wall Street Journal on the first business day of the month during which the loan is originated plus 1%.  The interest rate is fixed over the life of the loan.  Principal and interest are paid ratably through bi-weekly payroll deductions.

Ecology and Environment, Inc. 401(k) Plan Financial Statements and Supplemental Schedule

Notes receivable from participants are measured at their unpaid principal balances plus any accrued but unpaid interest.  Interest income is recorded on the accrual basis.  Delinquent notes receivable are reclassified as distributions based upon the terms of the Plan Document.  No allowance for credit losses was recorded at December 31, 2016 or 2015.

Payment of Benefits

Benefits are recorded when paid by the Plan.

Use of Estimates

Preparation of the Plan’s financial statements in conformity with U.S. GAAP requires the Company, as the Administrator, to make estimates and assumptions that affect the reported amounts of net assets and disclosures of contingent net assets at the date of the financial statements and the reported amounts of changes in net assets during the reporting period.  Actual results could differ from those estimates.

3.	Tax Status

The IRS has determined, and has informed Great-West by a letter dated May 18, 2011, that the prototype non-standardized profit sharing plan adopted by the Plan is designed in accordance with the applicable sections of the IRC.  Although the Plan has been amended since receiving the determination letter, the Company and the Plan’s tax counsel believe that the Plan was designed and has operated in compliance with applicable requirements of the IRC.

The Plan is subject to routine examinations by taxing jurisdictions.  U.S. GAAP requires the Company’s management to evaluate tax positions taken by the Plan and to recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by taxing jurisdictions. The Company has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2016 and 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in these financial statements.

4.	Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

5.	Fair Value Measurements

The U.S. GAAP framework for measuring fair value provides a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).  The three levels of the fair value hierarchy are described as follows.

Level 1:	Inputs to the valuation methodology are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan can access at the measurement date.

Ecology and Environment, Inc. 401(k) Plan Financial Statements and Supplemental Schedule

Level 2:	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as:
•	Quoted prices for similar assets or liabilities in active markets
•	Quoted prices for identical or similar assets or liabilities in inactive markets
•	Inputs other than quoted prices that are observable for the asset or liability
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:	Inputs that are unobservable inputs for the asset or liability.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.  There were no transfers between level 1 and level 2 assets for the years ended December 31, 2016 and 2015.

Self-directed brokerage account: Primarily consists of mutual funds, exchange traded funds (EFT’s) and common stocks that are valued on the basis of readily determinable market prices of the associated investment.

Mutual funds: Valued at the daily closing price as reported by the fund.  Mutual funds held by the Plan are open-ended mutual funds that are registered with U.S. Securities and Exchange Commission.  These funds are required to publish their daily net asset value (“NAV”) and to transact at that price.  The mutual funds held by the Plan are deemed to be actively traded.

Unitized stock fund: Valued at the closing price reported on the active market on which the individual securities are traded.  A small portion of the fund is invested in short-term money market instruments.

Common collective trust funds: In accordance with U.S. GAAP, the Plan’s investments in common collective trust funds, which are measured at NAV per share (or its equivalent) as a practical expedient, are excluded from the fair value hierarchy.  The fair value of the Plan’s interest in the collective trust funds is based on the NAV reported by the fund managers as of the financial statement dates and recent transaction prices.  There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.  The following fully benefit-responsive investment funds are included in the collective trust funds as of December 31, 2016 and 2015:

Stable value fund: The stable value fund is comprised primarily of fully benefit-responsive investment contracts that are valued at the NAV of units of the bank collective trust.  The NAV is used as a practical expedient to estimate fair value.  This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported NAV.  Participant transactions (purchases and sales) may occur daily.  If the Plan initiates a full redemption of the collective trust, the issuer reserves the right to require 12 months’ notification in order to ensure that securities liquidations will be carried out in an orderly business manner.

S&P 500 index fund: The S&P 500 index fund is a collective investment trust valued at the NAV of units of the trust.  The NAV is used as a practical expedient to estimate fair value.  The fund invests primarily in common stock securities.

The fair value calculations produced by the preceding methods may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Ecology and Environment, Inc. 401(k) Plan Financial Statements and Supplemental Schedule

Fair values of the Plan’s investments, and a reconciliation of investments included within the fair value hierarchy to total investments, at fair value presented in the statement of net assets available for benefits, are presented in the following table.

	Assets at Fair Value at December 31, 2016
	Level 1	Level 2		Level 3		Total

Mutual funds	$32,529,289	$	---	$	---	$32,529,289
Self-directed brokerage account	1,205,151		---		---	1,205,151
Unitized stock fund	496,514		---		---	496,514
Total assets in fair value hierarchy	$34,230,954	$	---	$	---	34,230,954
Investments measured at NAV						10,299,798
Investments, at fair value						$44,530,752

	Assets at Fair Value at December 31, 2015
	Level 1	Level 2		Level 3		Total

Mutual funds	$29,750,136	$	---	$	---	$29,750,136
Self-directed brokerage account	1,059,121		---		---	1,059,121
Unitized stock fund	467,589		---		---	467,589
Total assets in fair value hierarchy	$31,276,846	$	---	$	---	31,276,846
Investments measured at NAV						10,259,408
Investments, at fair value						$41,536,254

Investments measured at fair value based on the NAV per share practical expedient are summarized in the following table.

	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Balance at December 31, 2016:
Common collective trust funds	$10,299,798	None	Daily	None

Balance at December 31, 2015:
Common collective trust funds	$10,259,408	None	Daily	None

6.	Related Party Transactions and Parties-in-Interest

At December 31, 2016 and 2015, certain Plan investments are managed by Great West, the Trustee, and therefore qualify as party-in-interest transactions.  The Plan also allows participants to elect to invest in the common stock of Ecology and Environment, Inc.  Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.  Plan investments include securities issued by the Company, as summarized in the following table.

	Balance at December 31, 2016		Balance at December 31, 2015
	Number of Shares	Fair Value	Number of Shares	Fair Value

Unitized Stock Fund:
Ecology and Environment, Inc. Class A Common Stock	41,166	$434,314	38,814	$404,539

Brokerage Access Account:
Ecology and Environment, Inc. Class A Common Stock	6,265	$66,096	6,265	$64,091

Ecology and Environment, Inc. 401(k) Plan Financial Statements and Supplemental Schedule

Dividends received from Ecology and Environment, Inc. Class A Common Stock totaled $17,919 during the year ended December 31, 2016.

Plan investments include certain funds administered by the Trustee and Record-keeper of the Plan.

Fees paid by the Plan to the Trustee for administrative services were $2,764 for the year ended December 31, 2016.  Fees incurred by the Plan for the investment management and recordkeeping services are included in net appreciation in fair value of the investments, as they are paid through revenue sharing, rather than a direct payment.  All other expenses related to the Plan’s operations were paid directly by the Company and have been excluded from these financial statements.

Plan investment income from participant loans was $10,680 for the year ended December 31, 2016.

7.	Reconciliation of Financial Statements to Form 5500

The following table provides reconciliations between these financial statements and the Plan’s Form 5500, Annual Return/Report of Employee Benefit Plan (the “Form 5500”).

	Plan Year Ended December 31,
	2016	2015

Net assets available for Plan benefits:
Plan net assets at year-end per these financial statements	$50,703,110	$41,805,255
Miscellaneous adjustments	---	---
Plan net assets at year end per the Plan’s Form 5500	$50,703,110	$41,805,255

Net increase (decrease) in net assets available for Plan benefits:
Increase (decrease) in Plan net assets per these financial statements	$8,897,855	$(770,428)
Miscellaneous adjustments	---	(66,648)
Increase (decrease) in Plan net assets per the Plan’s Form 5500	$8,897,855	$(837,076)

Ecology and Environment, Inc. 401(k) Plan EIN: 16-0971022 PLAN NUMBER: 003 Schedule H – line 4i – Schedule of Assets Held at End of Year

	(a) Shares	(c) Description of Investment Including Maturity Date, Rate of Interest Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value

	Mutual Funds:

*	307,449	Putnam Equity Income A	**	$6,578,170
	186,150	J P Morgan Mid Cap Growth A	**	4,514,142
	65,426	Fidelity Low Priced Fund	**	3,237,300
	41,215	Franklin Growth A	**	3,157,517
	249,371	Metropolitan West Total Return Bond M	**	2,628,371
	29,903	Harbor International Fund - Inv	**	1,732,868
	53,862	T. Rowe Price 2030 Adv	**	1,203,817
	54,664	MFS Total Return R3	**	986,694
	21,668	Victory Sycamore Small Co Opportunity A	**	955,549
	53,188	MFS Growth Allocation R3	**	954,730
	47,548	MFS Aggressive Growth Allocation R3	**	922,916
	33,185	T. Rowe Price 2040 Adv	**	763,909
	3,045	Vanguard Mid Cap Index Adm	**	496,101
	29,914	MFS Moderate Allocation R3	**	479,814
	30,170	T. Rowe Price 2025 Adv	**	465,528
	16,231	Clearbridge Small Cap Growth A	**	441,646
	21,056	T. Rowe Price 2020 Adv	**	427,021
	20,603	Neuberger Berman Socially Resp Tr	**	401,543
	22,927	T. Rowe Price 2015 Adv	**	323,952
	23,059	T. Rowe Price 2050 Adv	**	300,688
	17,141	T. Rowe Price 2035 Adv	**	278,020
	4,283	Vanguard Small Cap Index Fund - Admiral	**	264,580
	17,273	MFS Conservative Allocation R3	**	250,282
	13,133	T. Rowe Price 2010 Adv	**	226,943
	17,337	American Century Inflat-Adj Bond A	**	199,724
	10,232	T. Rowe Price 2045 Adv	**	158,999
	8,964	T. Rowe Price 2055 Adv	**	117,434
	3,520	T. Rowe Price Balanced Adv	**	51,639
	733	T. Rowe Price 2005 Adv	**	9,392
		Total Mutual Funds		32,529,289

	Common Collective Trust Funds:
*	92,544	Putnam S & P 500 Index Fund Class A	**	6,527,093
*	3,772,705	Putnam Stable Value Fund	**	3,772,705
		Total Common Collective Trust Funds		10,299,798

*	Brokerage Access Account			1,205,151

	Unitized Stock Fund:
*	41,166	Ecology and Environment, Inc.	**	434,314
	-	AIM Treasury fund	**	62,200
		Total Unitized Stock Fund		496,514

	Participant Loans:
*	-	Notes receivable from participants with interest rates ranging from 4.25% - 9.50%	-0-	292,831
				$44,823,583

*	Indicates parties-in-interest to the Plan.
**	Cost not required to be presented for participant directed investments.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

	Name of Plan:	Ecology and Environment, Inc. 401(k) Plan

	By:	Ecology and Environment, Inc. 401(k) Plan Committee, Plan Administrator

Date: June 26, 2017	By:	/s/ Ronald L. Frank
Ronald L. Frank Committee Member